Exhibit 99.5

NOTICE OF 2012 EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE OF 2012 EXTRAORDINARY GENERAL MEETING

AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

CLOSURE OF THE H SHAREHOLDERS REGISTER

NOTICE IS HEREBY GIVEN THAT the 2012 Extraordinary General Meeting of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Thursday, 27 September 2012, at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) or any adjournment thereof (the “EGM”) to consider and, if thought fit, approve the following special resolution:

SPECIAL RESOLUTION

THAT the proposed amendments to the articles of association of the Company by the board of directors of the Company (the “Board”) (the details of which are set out in Appendix I).

NOTICE OF 2012 EXTRAORDINARY GENERAL MEETING

Notes:

(1)	Pursuant to the “Notice on Further Implementing Issues concerning Cash Dividends of Listed Companies”（《關於進一步落實上市公司現金分紅有關事項的通知》）released on 4 May 2012 by China Securities Regulatory Commission and the “Notice on Implementing Requirements of ‘Notice on Further Implementing Issues concerning Cash Dividends of Listed Companies’”（《關於認真貫徹落實 < 關於進一步落實上市公司現金分紅有關事項的通知 > 有關要求的通知》）(Shen Zheng Ju Gong Si Zi 【2012】No. 43) issued by Shenzhen Securities Regulatory Bureau (the “Notices”), to further implement the requirements of the Notices, enhance awareness on shareholder returns and improve the transparency of cash dividends of the Company, the eighth meeting of the Board was held on 10 August 2012 by the way of telecommunication to review and approve the proposed amendments to the articles of association of the Company (the details of which are set out in Appendix I) and propose the EGM to review and approve the amendments.

(2)	For the purpose of determining the list of holders of H shares that are entitled to attend the EGM, the registers of members of the Company’s H shares will be closed from Tuesday, 28 August 2012 to Thursday, 27 September 2012 (both days inclusive), during which period no transfers of H shares will be registered. If any holders of H shares of the Company intend to attend the EGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Monday, 27 August 2012. Shareholders of the Company whose names appear on the register of members of the Company at 4:30 p.m. on Monday, 27 August 2012, or their proxies, are entitled to attend the EGM by presenting their identity cards or passports. Holders of the A shares of the Company will be given a separate notice of the EGM.

(3)	Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf. Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

(5)	Shareholders who intend to attend the EGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before Friday, 7 September 2012.

(6)	The EGM is expected to last for half a day. Shareholders and proxies attending the EGM shall be responsible for their own travel, accommodation and other related expenses.

Registered address of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

NOTICE OF 2012 EXTRAORDINARY GENERAL MEETING

(7)	As at the date hereof, the executive directors of the Company comprise Mr. Li Wenxin, Mr. Shen Yi and Mr. Luo Qing; the non-executive directors comprise Mr. Sun Jing, Mr. Yu Zhiming and Mr. Li Liang; and the independent non-executive directors comprise Mr. Lo Mun Lam, Mr. Liu Xueheng and Ms. Liu Feiming.

By Order of the Board
Guo Xiang Dong
Company Secretary

Shenzhen, the PRC,

10 August 2012

NOTICE OF 2012 EXTRAORDINARY GENERAL MEETING

APPENDIX I

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED

1.	Article 164 Dividends shall be distributed in accordance with the proportion of shares held by shareholders.

Unless otherwise resolved by the shareholders’ general meeting, the Company apart from distributing annual dividends, may, by its board of directors acting under the power conferred by the shareholders’ general meeting, distribute interim dividends. Unless otherwise stipulated by laws or administrative regulations, the amount of interim dividends distributed shall not exceed 50 percent of the distributable profits as stated in the interim profits statement of the Company. The Company shall distribute interim dividends by way of cash dividends.

To be amended as follows:

Article 164 The policy of profit distribution in the Company shall be as follows:

(1)	Based on the principles of offering reasonable investment return to shareholders and meeting reasonable capital requirements of the Company, the Company shall distribute dividends in a proactive manner. The dividends distribution policy of the Company shall be continuous and stable.

(2)	Dividends can be paid by way of cash, shares or other ways permitted by law and regulations. If there are no significant investment plans or significant expenses in cash, the Company shall distribute dividends by way of cash.

(3)	Under the aforesaid condition of dividends distribution in cash, the Company principally shall distribute dividends in cash once each year and the annual dividend distribution rate shall not be less than 30 percent. Within three consecutive years, the accumulated profits distributed in cash shall be not less than 30 percent of the three-year average annual distributable profits. Unless otherwise stipulated by laws or administrative regulations, the amount of interim dividends distributed shall not exceed 50 percent of the distributable profits as stated in the interim profits statement of the Company. The Company may distribute interim dividends in cash.

NOTICE OF 2012 EXTRAORDINARY GENERAL MEETING

(4)	Upon occurrence of any illegal appropriation of the Company’s funds by shareholders, the Company shall deduct the cash dividend payable to such shareholders to make up for the funds appropriated by such shareholders.

(5)	When it is necessary for the Company to adjust its profit distribution policy, based on the circumstances of production and operation, investment plans and needs of long-term development, the adjusted profit distribution policy shall not violate the provisions of relevant laws and regulations.

(6)	The Company shall disclose the information related to implementation of the cash dividend policy and other relevant circumstances in its periodical reports in accordance with relevant provisions.

2.	Article 165 The Company may distribute dividends in the following forms:

(1)	in cash;

(2)	in shares.

Based on the principles of offering reasonable investment return to shareholders and meeting reasonable capital requirements of the Company, the Company shall distribute dividends in a proactive manner, including but not limited to first considering the distribution by way of cash dividends.

To be amended as follows:

Article 165 The profit distribution decision-making procedure and mechanism shall be as follows:

(1)	Formulation of and amendment to the profit distribution policy and specific profit distribution plan shall be proposed to the shareholders’ general meeting by the board of directors. In the process of formulating the profit distribution policy and profit distribution plan, the board of directors shall discuss with independent directors, taking full account of a continuous, stable and scientific return to all shareholders of the Company and a sustainable development of the Company. When reviewing the profit distribution policy and specific profit distribution plan at the shareholders’ general meeting, the Company shall communicate and exchange opinions with shareholders, especially minority shareholders in a proactive manner and through various channels, fully consider the advices and appeals from minority shareholders and respond timely to the issues concerned by them.

NOTICE OF 2012 EXTRAORDINARY GENERAL MEETING

(2)	Formulation of and amendment to the policy of distribution of profits and specific profit distribution plan shall be passed by more than 50% the directors and passed by more than 50% independent directors. The independent directors shall give independent views on the formulation of and amendment to the profit distribution policy and specific profit distribution plan.

(3)	Formulation of and amendment to the policy of distribution of profits and specific profit distribution plan shall be proposed to the shareholders’ general meeting. Formulation of and amendment to the policy of distribution of profits shall be passed by more than two-thirds of the voting rights held by the shareholders present at the shareholders’ general meeting. Formulation of and amendment to the specific profit distribution plan shall be passed by more than 50% voting rights held by the shareholders present at the shareholders’ general meeting. When it is necessary for the Company to adjust its profit distribution policy, based on the circumstances of production and operation, investment plans and needs of long-term development, when it is necessary to adjust the policy for profit distribution in cash, the adjustment shall be passed by more than two-thirds of the voting rights held by the shareholders present at the shareholders’ general meeting.

(4)	Where the Company make profit in a year but fails to propose to distribute profit in cash for such year, the board of directors shall explain the reasons and the purposes and application plan of the funds not distributed by way of cash dividend in details in annual report. The independent directors shall provide their independent views thereon.